Exhibit 2.1

CONFIDENTIAL – PROJECT COWBOY

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of March 17, 2021 (this "Agreement"), between Casey’s Marketing Company, an Iowa corporation ("Buyer"), and Circle K Stores Inc., a Texas corporation ("Seller").

RECITALS

A.          Seller owns or leases and operates the convenience stores (including related retail fuel operations) at the 49 locations set forth on Exhibit A hereto (the "Stores"), and Seller owns all of the Assets (as hereinafter defined) used in connection with the operation of the Stores.

B.          Seller desires to sell and assign the Assets to Buyer, and Buyer desires to purchase the Assets from Seller, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE  1

Sale and Purchase of Assets;
Assumption of Certain Liabilities

1.1.	Sale and Purchase of Assets.

Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as hereinafter defined), Seller agrees to sell, transfer, convey, assign and deliver to Buyer, and Buyer agrees to purchase, acquire and accept from Seller, all of Seller's right, title and interest in and to all of the following Assets (collectively, the "Assets"):

(a)         Owned Real Property.  Fee simple title to all land and other real property and related Improvements (as defined below) owned by Seller at the Store locations, including Seller's interest in any right-of-way or easement over any adjoining property and any right, title and interest of Seller in and to adjacent streets, alleys or rights-of-way, all of which are listed by commonly known address as "Fee" properties on Exhibit A hereto (the "Fee Properties").

(b)        Leased Real Property.  Seller's leasehold interest in all land and other real property and related Improvements leased by Seller at the Store locations, all of which are listed by commonly known address as "Leased" properties on Exhibit A hereto (the "Leased Properties").  The Fee Properties and the Leased Properties are collectively called the "Properties" herein.

(c)        Improvements.  All buildings and other improvements located on the Fee Properties and all leasehold improvements located on the Leased Properties, together with all permanently attached machinery, fixtures and heating, plumbing, electrical, lighting, ventilating and air-conditioning equipment owned by Seller and affixed to or located on the Properties (the "Improvements").

(d)        Equipment.  All tangible personal property owned by Seller and primarily used in connection with the operation of the Stores including, without limitation, all furniture, fixtures, shelving, display racks, walk-in boxes, furnishings, signage, canopies, fuel dispensing equipment, automated teller machines (ATMs), security systems, registers, telephone systems, computer equipment and non-proprietary third-party software, office equipment, credit card systems, credit card invoice printers and electronic point of sale devices, money order machines and money order stock, parts, tools, supplies and other items of equipment of any nature whatsoever and owned by Seller (collectively, the "Equipment").  The Equipment shall include all fuel storage tanks, fill holes and fill hole covers and tops, pipelines, vapor lines, pumps, hoses, Stage I and Stage II vapor recovery equipment, containment devices, monitoring equipment, cathodic protection systems and other elements associated with any of the foregoing or other systems used in the operations of and located at the Stores and owned by Seller (the "UST Systems").

(e)         In-Store Cash.  All change funds and other cash on hand (including in ATMs, if owned by Seller, "In-Store Cash") in the Stores at their respective Transfer Dates (as hereinafter defined).

(f)          Inventory.  All inventories of every kind and nature owned by Seller for retail sale at the Stores on their respective Transfer Dates, including all Fuel Inventory and Merchandise Inventory (collectively, the "Inventory"), where:

(i)       "Fuel Inventory" means all gasoline, diesel fuel, kerosene and other petroleum based motor fuels stored in bulk and held for sale to the public at the Stores.

(ii)      "Merchandise Inventory" means all products and items held for sale to the public at the Stores including, without limitation, all food related items requiring further processing, packaging or preparation and ingredients from which prepared foods are made to be sold.

(g)          Leases and Contract Rights.  All of Seller's rights under all leases of the Leased Properties (the "Store Leases") and other contracts and agreements ("Contracts") of Seller listed on Schedule 1.1(g) attached hereto (collectively with the Store Leases, the "Assumed Contracts").

(h)          Assignable Permits.  All assignable Permits (as hereinafter defined) owned or held by Seller in connection with the Stores, and all rights related thereto.

(i)          Books and Records.  All real estate files, environmental reports, UST System registrations and reports and other books and records relating exclusively to the Stores.

(j)          Goodwill and other Intangible Assets.  All goodwill and other intangible assets associated with the Stores including the telephone numbers and fax numbers for the Stores and all warranties associated with the Improvements, Equipment and other Assets.

1.2.	Excluded Assets.

Buyer shall purchase only the Assets described above and shall not purchase (and Seller shall retain) all other assets of Seller, whether related to the Stores or otherwise (collectively, the "Excluded Assets").  The Excluded Assets shall include, without limitation:

(a)          all cash or cash equivalents (except In-Store Cash), rebates and accounts receivable relating to the operation of the Stores;

(b)          all rights or obligations under all Contracts of Seller other than the Assumed Contracts;

(c)          any rights to reimbursement from any governmental reimbursement fund for environmental cleanup or remediation expenses incurred by Seller prior to the Closing;

(d)        the names "Circle K", "Polar Pop", "Froster", "Simply Great Coffee" and all other brand names of Seller or its affiliates, and all associated trademarks, trademark rights, service marks, service mark rights, tradenames, tradename rights, logos and associated signage and intellectual property rights; and

(e)          all corporate records, tax returns and other books and records that are not expressly included in the Assets pursuant to Section 1.1 above;

(f)          all non-assignable Permits;

(g)         all employee benefit plans provided by Seller and all rights and assets related thereto;

(h)         all insurance policies of Seller and its affiliates, and all rights to applicable claims and proceeds thereunder; and

(i)          any other assets set forth on Schedule 1.2(i).

1.3.	Assumption of Certain Liabilities.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Buyer agrees to assume only the following liabilities and obligations of Seller (collectively, the "Assumed Liabilities"):

(i)       all Environmental Liabilities and other obligations relating to the UST Systems or the environmental condition of the Properties, as further set forth in Section 3.4 hereof;

(ii)      the unamortized branding liabilities from ConocoPhillips and Shell Motiva, in an amount not to exceed $100,000.00.   Seller will be responsible for any amounts in excess of $100,000.00; and

(iii)     all liabilities and obligations arising out of or based upon Buyer's ownership and operation of the Assets from and after the Closing Date (including, without limitation, any property taxes or other taxes or assessments relating to the Assets for any taxable period on or after the Closing Date).

(b)         Buyer shall assume only the Assumed Liabilities described above.  All other obligations, debts, taxes, operating expenses, rent, utilities and other liabilities of Seller of any kind, character or description, whether accrued, absolute, contingent or otherwise, shall not be assumed by Buyer and shall be retained by Seller (collectively, the "Excluded Liabilities").

ARTICLE  2

Purchase Price; Closing; Prorations

2.1.	Purchase Price; Earnest Money.

(a)        The aggregate purchase price for the sale and purchase of the Assets (the "Purchase Price") shall be $39,000,000.00 (the "Base Purchase Price"), plus the In-Store Cash and Inventory Price determined as set forth on Schedule 2.1 plus or minus the prorated expenses and other items referred to in Section 2.6 below, and minus the assumption of the Assumed Liabilities.  For purposes of this Agreement, the Base Purchase Price shall be allocated among the Stores in accordance with the allocation set forth on Exhibit B attached hereto.

(b)         Simultaneously with the execution and delivery of this Agreement, Buyer shall deliver to the trust account of the Title Company (as hereinafter defined), as earnest money, the amount equal to $1,170,000.00 (including any earnings thereon, the "Earnest Money"), to be held in escrow and released in accordance with this Agreement.  At the Closing, Seller and Buyer shall direct the Title Company to deliver the Earnest Money to Seller as a credit against the Purchase Price payable by Buyer at the Closing.  If this Agreement is terminated prior to the Closing, the Earnest Money shall be disbursed in accordance with Section 9.2(b) hereof.

2.2.	Closing.

(a)         Upon the terms and subject to the conditions set forth in this Agreement, the closing of the sale and purchase of the Assets (the "Closing") shall take place (i) at the offices of the Title Company or, if the parties so agree, remotely by the electronic exchange of documents and signatures, on the third day after the last to be satisfied or waived of the conditions set forth in Article 8 hereof has been satisfied or waived in accordance with this Agreement, or (ii) at such other place and time and/or on such other date as the parties hereto may mutually agree.  The date and time at which the Closing actually occurs is hereinafter referred to as the "Closing Date".

(b)         Effective Time of Closing; Transfer Dates.  The Closing shall be deemed to be effective as of 7:00 AM, local time, on the Closing Date (the "Effective Time").  All risk of loss with respect to the Assets shall be borne by Seller until the exclusive possession of the Assets and operating control of the Stores is transferred to Buyer, at which time risk of loss will pass to Buyer.  Seller shall deliver to Buyer exclusive possession of the Assets, and Buyer shall assume operating control of the Stores, on up to fifteen (15) consecutive business days.  Schedule 2.2(b) attached hereto separates the Stores into those at which Seller will deliver possession to Buyer on the Closing Date, and those at which Seller will deliver possession to Buyer after the Closing Date based on the daily schedule set forth therein (the "Post-Closing Sites").  Seller will continue to operate the Post-Closing Sites for the benefit of Buyer until 7:00 AM, Central Standard Time, on the applicable day after the Closing Date set forth on Schedule 2.2(b).  Seller shall receive the profits (or losses) from the operation of the Post-Closing Sites until possession is delivered to Buyer, and the inventory reconciliation procedures set forth on Schedule 2.1 shall take into account all sales activity during such period.  The time of 7:00 AM, Central Standard Time, on the applicable day that possession of a Store is delivered to Buyer, whether that be the Closing Date or a post-Closing date, is herein called the "Transfer Date" for that Store.

2.3.	Closing Matters.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a)         Buyer shall deliver to Seller (i) the Base Purchase Price minus (ii) the Earnest Money and plus or minus (iii) the prorated expenses and other items referred to in Section 2.6 below, all by wire transfer of immediately available funds in such amount, through the escrow account established by the Title Company, to an account to be designated in writing by Seller prior to the Closing Date.

(b)         Seller shall deliver to Buyer such deeds, bills of sale and other closing documents provided for in Section 2.4(a) below, in form and substance reasonably satisfactory to Buyer, and, subject to Section 2.2(b) above, will take such steps as may be necessary to place Buyer in actual possession and operating control of the Assets.  Delivery of the Assets shall be made at the Stores.  Store-level Permits shall be assigned to Buyer effective as of the respective Transfer Dates for the Stores, to the extent permitted by applicable law or agency authorization.

(c)          Buyer shall deliver to Seller the closing documents provided for in Section 2.4(b) below, in form and substance reasonably satisfactory to Seller.

(d)         Seller and Buyer shall deliver such other documents, certificates, instruments and writings required to be delivered pursuant to Article 8 hereof or otherwise required pursuant to this Agreement.

2.4.	Closing Deliveries.

(a)          Seller's Closing Deliveries.  At the Closing, Seller shall deliver the following:

(i)            Fee Properties.  Seller shall deliver to Buyer and the Title Company duly executed and acknowledged special warranty deeds for each of the Fee Properties, in the form required by the law where each Property is located and otherwise in form and substance reasonably satisfactory to Seller and Buyer.

(ii)            Leased Properties.  Seller shall deliver to the Title Company and Buyer an executed Assignment and Assumption of Lease (the "Lease Assignments") for each Leased Property, together with a consent to assignment executed by the applicable landlord (if required by the terms of the applicable Lease), each in form and substance reasonably satisfactory to Seller and Buyer.

(iii)           Equipment, Inventory, Etc.  Seller shall deliver to Buyer such bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form and substance reasonably satisfactory to Buyer, as shall be effective to vest in Buyer all of Seller's right, title and interest in and to the Equipment, In-Store Cash, Inventory and other Assets sold as part of this transaction.

(iv)           Lien Releases.  Seller shall deliver to Buyer effective releases of any Liens on the Assets (except Permitted Liens), in form and substance reasonably satisfactory to Buyer.

(v)            Corporate Authority.  Seller shall deliver to Buyer and the Title Company a current certificate of good standing or qualification of Seller issued by the Secretaries of State of its state of organization and of each other state in which any of the Properties is located; and a certificate of Seller's secretary certifying as to its constituent charter documents, the resolutions attached thereto and other company proceedings relating to the authorization, execution and delivery of this Agreement.

(vi)           Tank Owner Change Forms.  Seller shall deliver to Buyer the tank owner change forms and any other related documents required to be prepared, executed or delivered by Seller to Buyer in order to transfer ownership of the UST Systems to Buyer (the "Tank Owner Change Forms").

(vii)         Miscellaneous.  Seller shall deliver to Buyer and the Title Company such vendor's affidavits, non-foreign seller affidavits, "gap" affidavits, transfer and sales disclosure forms and other documents contemplated required or reasonably requested by Buyer or the Title Company in order to consummate and make effective the transactions contemplated by this Agreement, in each case in form and substance reasonably satisfactory to Buyer and the Title Company.

(b)          Buyer's Closing Deliveries.  At the Closing, Buyer shall deliver the following:

(i)            Assumption of Assumed Liabilities.  Buyer shall deliver to Seller executed Lease Assignments and such other written undertakings, in form and substance reasonably satisfactory to Seller, whereby Buyer shall assume and agree to perform the Assumed Liabilities.

(ii)           Corporate Authority.  Buyer shall deliver to Seller and the Title Company a current certificate of good standing or qualification of Buyer issued by the Secretary of State of its state of organization and of any other state in which any of the Properties is located; and a certificate of Buyer's secretary certifying as to its constituent charter documents, the resolutions attached thereto and other company proceedings relating to the authorization, execution and delivery of this Agreement.

(iii)           Other Agreements.  Buyer shall deliver to Seller any other agreements to be executed and delivered by Buyer pursuant thereto.

2.5.	Closing Costs.

Seller shall pay for the cost of all title commitments and title insurance policies as well as all transfer taxes and any other fees payable in connection with the transfer of the Properties to Buyer hereunder.  Buyer shall pay for any additional fees or expenses of the Title Company to issue any extended coverage, the costs of any title endorsements requested by Buyer, any lender coverage and the cost of any surveys for the Properties.  Each of Seller and Buyer shall pay 50% of any costs charged by the Title Company for escrow services.  Except as provided above, each party will bear its own fees, costs and expenses associated with the transactions contemplated hereby, including attorneys' fees, appraisal, brokerage, consulting and/or due diligence costs, and any other related fees and expenses.

2.6.	Prorations and Adjustments.

(a)         Real Estate Taxes.  Sellers shall pay all real estate taxes assessed against the Real Estate through the closing date and any unpaid real estate taxes payable in prior years.  Buyer shall pay all subsequent real estate taxes.  Any proration of the real estate taxes on the Real Estate shall be based upon such taxes for the year currently payable unless the parties provide otherwise in this Agreement.  The present tax rates and assessed values or, if such rates and values have not been set at the Closing Date, the preceding year's tax rates and assessed values, shall be used for the purposes of this Section.  Buyer shall receive a credit at Closing for any taxes that are the responsibility of Seller, but which are not yet due and payable, and Buyer shall be responsible for the actual payment of such taxes, to the extent of such credit.

(b)         Equipment Sales Tax.  Each of Seller and Buyer shall be responsible for 50% of the Oklahoma State Sales Tax due from the sale of Equipment.   Seller shall pay the taxes at Closing and shall receive a credit at Closing for 50% of any taxes that are due from the sale of Equipment.

(c)         Other Assessments.  Seller shall be responsible for all assessments for improvements first due and payable at any time prior to or on the Closing Date, and Buyer shall be responsible for all assessments for improvements first due and payable after the Closing Date.

(d)        Utility Charges.  All telephone, electricity and other utility charges paid or payable with respect to the Properties shall be prorated as of their respective Transfer Dates.  For any metered utilities, Seller and Buyer shall ensure that all meters are read on the applicable Transfer Date and accordingly switched over to Buyer's account as of such date.  To the extent necessary, final adjustments for utility charges shall be made at the time of the Inventory reconciliation.

(e)         Security Deposits, Charges Under Leases, Etc.  At the Closing, Buyer shall reimburse Seller for all security deposits paid by Seller pursuant to the Assumed Contracts and any utility or other deposits paid by Seller, and such deposits shall be assigned to Buyer.  Similarly, Buyer shall receive a credit at the Closing for all refundable security or other deposits paid to Seller by tenants occupying the Properties.  All amounts paid or payable by Seller or to Seller by any tenants occupying the Properties under leases or otherwise including, without limitation, rental (including percentage rent or prepaid rent), taxes (including contributions by lessees to real estate taxes), common area charges, maintenance charges, utilities charges, business taxes, merchants' association and advertising fees and occupancy costs shall be prorated as of the Closing Date.

(e)          Accounts Payable.  All accounts payable of the Stores with respect to the period prior to the Closing Date shall be paid by Seller (including all invoices that are not received until after the Closing Date).

(f)          Accounts Receivable.  Buyer agrees that all payments made with respect to the credit card receipts and accounts receivable of Seller arising out of the operation of the Stores prior to the Closing (collectively, "Seller Accounts Receivable") shall be paid to Seller, and Buyer further agrees to remit to Seller promptly following its receipt thereof, any such amounts received by Buyer.  Buyer agrees that it will cooperate with Seller in collecting the Seller Accounts Receivable from customers and other parties as reasonably requested by Seller.  Seller agree that all payments made with respect to accounts receivable of Buyer arising out of its operation of the Stores after the Closing (collectively, "Buyer Accounts Receivable") shall be paid to Buyer, and Seller further agrees to remit to Buyer promptly following its receipt thereof, any such amounts received by Seller.  If Buyer receives payment from any person that owes amounts to both Buyer and Seller, then Buyer shall remit such payment to Seller until all of the Seller Accounts Receivable with respect to such person have been paid in full, and thereafter Buyer may apply any remaining balance of such payment against Buyer Accounts Receivable with respect to such person.

To the extent that amounts subject to proration or adjustment hereunder have been determined at Closing Date, such amounts shall be applied as adjustments to the Purchase Price payable at the Closing.  To the extent that any such amounts have not been determined at the Closing Date, the proration shall be based on the latest available information, with an ultimate adjustment to be made promptly when actual amounts are available, but in any event within 90 days after the Closing Date.  If necessary, further adjustments shall be made on the six-month and twelve-month anniversaries of the Closing Date, until all adjustments and allocations have been finally completed.

2.7.	Tax Allocation of Purchase Price.

At or prior to the Closing, the parties shall agree upon an allocation of the Purchase Price among the various categories of Assets for tax reporting purposes in accordance with their fair values and in a manner consistent with the overall allocation of the Base Purchase Price on Exhibit B and in compliance with applicable tax laws, and shall attach such allocation to this Agreement as Schedule 2.7.  Each party hereto agrees that it shall report for federal, state, local and all other tax purposes in a manner consistent with such allocation, and that it shall not take any position inconsistent with such allocation in connection with any examination, claim, action or other proceeding by or against any taxing authority or for any other purpose.

ARTICLE  3

Due Diligence Review;
Title Insurance; Environmental Liabilities; Etc.

3.1.	Due Diligence Review.

Between the date hereof and the Closing, Seller shall provide Buyer and its employees, accountants, consultants, legal counsel, agents and other authorized representatives reasonable access during regular business hours and upon reasonable notice to the Properties, Assumed Contracts, Books and Records and other Assets of the Stores for the purpose of making such investigations concerning the Assets as Buyer may reasonably desire, and Seller shall furnish Buyer such information as Buyer may from time to time reasonably require with respect to the Assets; provided, that Buyer shall not be permitted to perform any invasive on-site environmental assessment of any of the Properties without Seller's prior consent, which consent shall not be unreasonably withheld.  Seller shall cause its officers and employees to assist Buyer in making any such investigation and shall cause the counsel, accountants, consultants and other employee representatives of Seller to be reasonably available to Buyer for such purposes.

3.2.	Title Insurance; Surveys.

(a)         Promptly after the date of this Agreement, Seller shall deliver or make available to Buyer on an online datasite (the "Datasite"):

(i)            commitments for ALTA owner's or lessee's policies of title insurance (the "Title Commitments") covering all of the Properties and issued by Chicago Title Insurance Company (the "Title Company"), in which the Title Company shall commit to insure fee simple title (or, in the case of the Leased Properties, leasehold interest) to the Properties in the name of Buyer for the full allocated amount of the Base Purchase Price of each Property set forth on Exhibit B, pursuant to title insurance policies to be issued at the Closing (the "Title Policies"); and

(ii)            any existing surveys of the Properties that are currently in Seller's possession or control.

(b)          Buyer may, at Buyer’s election, arrange for current as-built, ALTA/ACSM surveys and zoning reports of the Properties (the "Surveys").

(c)          The Properties shall be conveyed hereunder subject only to the following:

(i)             The Lien for real property taxes or assessments for the current year provided the same are not due and payable prior to or as of the applicable Closing Date;

(ii)            those matters disclosed in the Title Commitments and Surveys that are accepted, waived or otherwise not objected to by Buyer in accordance with this Section 3.2(c); and

(iii)           any Liens created by Buyer's actions or the actions of its employees, consultants, contractors or agents.

(d)        Not later than twenty (20) business days after its receipt of the last of the Title Commitments and Surveys or the signing of this Asset Purchase Agreement, whichever is later, Buyer shall give Seller written notice of any exceptions set forth in the Title Commitments, or any facts shown on the Surveys, which in Buyer's good faith and reasonable judgment affect the title or use of any Property (collectively, "Objections").  In no event shall an item of the type set forth in Sections 3.2(c)(i) or (iii) be a basis for an Objection.  Seller shall use commercially reasonable efforts to cause any Objections to be released and corrected at Seller's cost in a manner reasonably satisfactory to Buyer prior to Closing.  The foregoing notwithstanding, Seller shall be obligated to cure, remove and cancel of record, on or before the Closing Date, all mortgages, mechanic's and materialmen's Liens, and other monetary Liens and encumbrances against the Properties (other than Liens for real estate taxes and assessments that are not yet due and payable), which either secure indebtedness or can be removed by payment of a liquidated sum of money (collectively, "Monetary Liens").

3.3.	Inspection of Equipment.

Between the date hereof and the Closing, Buyer may physically inspect the Stores at times mutually agreed upon by the parties, at Buyer's expense, to confirm that all Material Items of Equipment are in working order.  The term "Material Items of Equipment" means such material items of Equipment that are normally and customarily required to operate each applicable Store, including their UST Systems, HVAC systems, point of sale equipment, dispensers, walk in coolers, cooking equipment (if applicable), canopies, and price signs.  Buyer may inspect the Equipment personally or through agents, employees, contractors, or subcontractors and shall assume all risks involved in entering the Stores pursuant to this Section.  Seller's representatives may attend all inspections.  Prior to the Closing, Seller shall maintain the Material Items of Equipment in their current condition consistent with past practice, but shall have no obligation to make any extraordinary repairs or to replace any Equipment prior to the Closing; provided, that on the Closing Date, the Material Items of Equipment shall be in working order.

3.4.	Environmental Matters.

(a)          Certain Definitions.  For purposes of this Agreement:

(i)             "Baseline Contamination" means any Contamination or Release that is (i) described on Schedule 4.4(f) hereto, or (ii) identified after the date hereof and prior to the Closing, including any Contamination that is disclosed in the results of the ESAs or the Fuel Equipment Tests, if such Contamination is present in amounts required to be reported and remediated in accordance with applicable Environmental Laws.

(ii)          "Contamination" means contamination of the soil, surface water, groundwater, land, stream sediments, surface or subsurface strata, ambient air or any other environmental medium on, under, in, about, or from any of the Properties caused by any Covered Substance.

(iii)         "Covered Substance" means any substance or material which is regulated, defined or designated as a "waste", "hazardous substance", "hazardous waste", hazardous chemical", "toxic substance", "toxic chemical", "pollutant", "contaminant" or "regulated substance" or words of similar import under any Environmental Law or is otherwise regulated under any Environmental Law.  Without limiting the generality of the foregoing, the term "Covered Substance" includes petroleum fraction, any substance containing petroleum or any derivative of petroleum, including any "petroleum" or "petroleum-based substances" and any recoverable free liquid hydrocarbons, dissolved hydrocarbon components or absorbed or vapor phase hydrocarbon, in each case regulated by, defined in or required to be remediated  under any Environmental Law and unexploded ordinances, ammunition, military hardware, weaponry or similar materials.

(iv)          "Environmental Laws" means any applicable laws (including the common law and the principles thereof), regulations, rules, policies, procedures, orders or permits or other guidance of any governmental or regulatory authority relating to: (A) pollution, protection or cleanup of the environment; (B) the use, treatment, storage, disposal, handling, manufacturing, transportation, shipment or Release of any Covered Substance; (C) occupational health or safety; or (D) UST Systems or any federal, state or local government funds for the reimbursement of Remediation Costs relating to UST Systems on the Properties.

(v)            "Environmental Liabilities" means any and all obligations to conduct Remediation and any and all Remediation Costs or other obligations, responsibilities, Losses (as defined in Section 7.1 hereof) and liabilities, whether under any Environmental Law or otherwise, with respect to Contamination, the UST Systems or the environmental condition of the Properties or any person's compliance with Environmental Laws at a Property, including Contamination occurring at any time prior to Seller's ownership or lease of the Properties.

(vi)          "NFA Status" means either: (A) a written determination or comparable written statement received (including by a posting on its website) from a governmental entity or licensed remediation/environmental professional with authority over such matter that no further Remediation is required to meet applicable clean-up standards based on the commercial or industrial use of the applicable Property on the Closing Date under Environmental Laws, or (B) when all Remediation has been completed to meet applicable clean-up standards based on the use of the applicable Property as a convenience store (with retail fuel operations in the case of the Fuel Stores) under Environmental Laws if such Environmental Laws do not provide for a mechanism to receive such a written determination; provided, that with respect to any Leased Property, the Remediation must also meet applicable clean-up standards required by the Store Lease for such Leased Property.

(vii)          "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or allowing to migrate into the environment of any Covered Substance.

(viii)         "Remediation" means any activity required to comply with Environmental Laws to investigate, monitor and, if required, abate, clean up, remove, treat, cover or in any other way remediate any Covered Substance.

(ix)          "Remediation Costs" means: (A) costs arising from or related to Remediation, including reasonably incurred investigation, monitoring, abatement, cleanup, removal, treatment, cover or other remediation costs, agency oversight costs and response costs; and (B) payment of Losses to any governmental or regulatory agency or other third party related to Remediation.

(b)        Existing Environmental Records.  Promptly after the date of this Agreement, Seller shall deliver or make available to Buyer on the Datasite copies of (i) all material records and reports in Seller's possession or reasonable control relating to the environmental condition of the Properties, including any Phase I or Phase II Environmental Site Assessments previously performed by or on behalf of Seller or its affiliates and (ii) all material records and reports required to be made or maintained by Seller during the past two years under applicable Environmental Laws with respect to the UST Systems or any testing of the UST Systems by or on behalf of Seller (collectively, the "Environmental Records").  Seller shall not be responsible for the truth or accuracy of any reports performed by any third party on behalf of Seller or its affiliates but will provide Buyer with copies of such reports existing in the Environmental Records.  Seller's sole representations and warranties with respect to the Environmental Records, the UST Systems and the environmental condition of the Properties are set forth in Section 4.4(f) hereof.

(c)        Environmental Site Assessments.  Buyer may, at Buyer’s election, cause an environmental consultant selected by Buyer ("Environmental Consultant") to perform a Phase I environmental assessment of each Property (collectively, the "Phase I ESAs") and, if reasonably deemed necessary or appropriate by Buyer and the Environmental Consultant based on the results of the Phase I ESA of a Property, a Phase II environmental assessment of such Property (collectively, the "Phase II ESAs" and collectively with the Phase I ESAs, the "ESAs").  Buyer, in the event the ESAs requires action on behalf of the Seller, shall make available to Seller access to true and correct copies of that Phase I ESAs and Phase II ESAs within a reasonable time.  The cost of the Phase I ESAs and the Phase II ESAs shall be paid by Buyer.  Buyer shall notify Seller in writing at least three (3) days in advance of the date that any ESA is scheduled to occur and Buyer and Seller shall each have the right to have its own contractors present at such party's sole cost at the time of any such ESA to confirm compliance with this Agreement, the protocols related to the performance of the ESAs, and to obtain split samples of any soil or groundwater obtained by Environmental Consultant.  Seller shall make or cause to be made any reasonable accommodations requested by Buyer or the Environmental Consultant to facilitate the completion of the ESA.

(d)         Testing.  As promptly as reasonably practicable after the date of this Agreement, but in no event later than sixty (60) calendar days after this Agreement, Buyer shall engage the services of a contractor mutually acceptable to the Parties (the "Fuel Equipment Contractor"), and at Buyer’s sole cost and expense, to conduct (i) a visual inspection of the Fuel Equipment, including under-dispenser containers or dispenser pans (UDC's), STP and overfill sumps, dispensers and vapor recovery equipment, and (ii) a test of such Fuel Equipment, including testing of underground storage tanks, lines, leak detectors, automatic tank gauges, if any, and stage II testing and cathodic protection testing (the "Fuel Equipment Tests").  Buyer, in the event the Fuel Equipment Tests require action on behalf of the Seller, shall provide Seller with a copy of the Fuel Equipment Contractors' final report for that Property within a reasonable time.  The cost of the Fuel Equipment Tests shall be paid by Buyer.  Seller shall have the right to have its environmental representatives present for the Fuel Equipment Tests (and Buyer will reasonably cooperate to facilitate the same) in order to make any minor repairs or adjustments required in order to complete the Fuel Equipment Tests.  Seller shall, at its expense, make any repairs necessary to permit the Fuel Equipment Tests to be properly conducted.  Buyer shall arrange to have the Fuel Equipment Tests performed in accordance with the timetable as reasonably agreed by Buyer and Seller.  Buyer's entry upon a Property for the purposes of any Fuel Equipment Tests and/or ESAs shall be done at its sole risk and expense and at such times an in such manner as to reasonably minimize any material disruption to the business conducted at the Property, and Buyer shall comply in all material respects with any other legal requirements associated with Buyer’s access for purposes of overseeing such Fuel Equipment Tests or ESAs.

(e)         Repair.  If the Fuel Equipment Tests disclose any leaks, cracks, damage or improper installation, maintenance or repair in, to or with respect to the Fuel Equipment that requires Fuel Equipment Repairs to comply with applicable laws, the Fuel Equipment Contractor shall promptly advise Buyer and Seller and provide an estimate of the costs of repair, upgrade or replacement for such Fuel Equipment or the components thereof to the extent necessary so that the relevant Fuel Equipment will comply with applicable laws and pass the applicable Fuel Equipment Tests (the "Fuel Equipment Repairs").  Seller shall (i) promptly (but in any event prior to the Closing Date), at Seller's sole expense and with oversight from, and consultation with Buyer complete the Fuel Equipment Repairs, and restore the applicable Property to a condition substantially equivalent to condition prior to such repair, upgrade or replacement and (ii) cause the repaired Fuel Equipment (or the affected component) to be re-tested and, if necessary, re-certified as to tightness, by the Fuel Equipment Contractor.  At Buyer's option and if the parties reasonably determine that a Fuel Equipment Repair cannot be completed prior to Closing, Seller shall be responsible for completing any such post-Closing repairs at its sole expense upon terms and conditions agreeable to both parties.  Seller shall discuss with Buyer any Fuel Equipment Repairs to be made prior to making such Fuel Equipment Repairs so as to facilitate the installation of any upgrades or other improvements not required hereunder, which may be contemplated or desired by Buyer.  Any such additional upgrades or improvements desired by Buyer would be done at Buyer's incremental expense (i.e., above the cost of the Fuel Equipment Repairs to be otherwise performed by Seller hereunder).  Seller shall notify Buyer in writing at least five (5) days in advance of performing any Fuel Equipment Repairs, so that Buyer or its consultants or contractors may be present to observe.  If the Fuel Equipment Tests disclose any conditions that are reportable under applicable laws, Seller shall timely notify the applicable governmental or regulatory authority and provide Buyer and its consultants with copies of all such notifications.

(f)          Seller’s Responsibility for Baseline Contamination.  From and after Closing, Seller shall conduct, at its sole cost and expense, any Remediation of Baseline Contamination required under Environmental Law or as directed by the appropriate governmental entity, until such time as Seller obtains NFA Status.  All removal, repair and restoration work shall be completed by Seller in a good and workmanlike manner with due diligence, in compliance with applicable Environmental Laws.   Following the Closing, Seller shall timely pay when due all costs, fees and expenses associated with environmental assessments or testing to be performed in accordance with this Section 3.4 to the extent such costs, fees and expenses are not paid in full at or prior to the Closing or covered under the Oklahoma Corporation Commissions Petroleum Storage Tank Division Indemnity Fund.

(g)         Buyer’s Assumption of Environmental Liabilities; Release by Buyer.  From and after the Closing Date, Seller’s sole responsibility after the Closing Date for any Environmental Liabilities or Environmental Repair shall be its responsibilities set forth in Sections 3.4(e) and 3.4(f) and any Access Agreement executed at Closing.  Except as set forth in the preceding sentence, effective upon the Closing Date, Seller shall have no responsibility to Buyer for any Environmental Liabilities or any Remediation (or any Remediation Costs) related to the Properties, and Buyer shall assume all Environmental Liabilities.  Effective upon the Closing, Buyer hereby waives, releases, and forever discharges Seller and its directors, officers, employees, contractors, agents, representatives, successors and assigns, from and against any and all claims, demands, costs and expenses, including attorneys' fees, court costs, awards, settlements, judgments, penalties, fines, liens, or causes of action, at law or in equity, whether under Environmental Laws or otherwise, including without limitation actions under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq., as amended, the Resource Conservation and Recovery Act, 42 U.S.C. §6901, et seq. and any other applicable federal, state, or local governmental laws, statutes, ordinances, rules, regulations or orders, arising out of or relating to the UST Systems or the environmental condition of the Properties.

3.5.	Casualty or Condemnation.

(a)         Casualty.  If any Property suffers material damage or destruction between the date hereof and the Closing Date, Seller shall: (i) repair or make adequate provision for the repair of the subject Property before the Closing; or (ii) reduce the Base Purchase Price payable with respect to the applicable Property by (or reimburse to Buyer after the Closing) an agreed upon amount to represent the reduction in the value of the affected Property caused by the casualty (including the value of its related Equipment and Improvements).  If Seller elects to reduce the Base Purchase Price, but Seller and Buyer are unable to agree upon the reduction amount prior to the Closing, the amount will be established after the Closing by an independent appraisal performed by an experienced and licensed insurance adjuster located in the state where the affected Property is located, and thereafter promptly reimbursed by Seller to Buyer.  Such insurance adjuster will be selected by Seller and Buyer or, failing their agreement, by an adjuster selected by each of the adjusters selected by Seller and Buyer.

(b)        Condemnation.  If between the date hereof and the Closing Date, Seller receives notice of a planned or threatened condemnation of all or part of any of the Properties, Buyer shall purchase the applicable Property without any reduction of the Purchase Price.  However, at the Closing, Seller shall assign to Buyer all of Seller's interest in any award that may be payable on account of the condemnation.

3.6.	Acknowledgements and Assumption of Risk.

BUYER ACKNOWLEDGES AND AGREES THAT FROM AND AFTER THE DATE OF CLOSING, EXCEPT AS OTHERWISE SPECIFICALLY STATED IN THIS AGREEMENT AND ABSENT FRAUD, SELLER IS NOT MAKING, AND HEREBY SPECIFICALLY DISCLAIMS MAKING, ANY WARRANTY, GUARANTY OR REPRESENTATION OF ANY KIND OR CHARACTER, WHETHER EXPRESS, IMPLIED, STATUTORY OR ARISING BY OPERATION OF LAW, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE, OF, AS TO, OR CONCERNING THE ASSETS, INCLUDING, WITHOUT LIMITATION, (A) THE NATURE OR QUALITY OF CONSTRUCTION, STRUCTURAL DESIGN OR ENGINEERING OF THE PROPERTIES, THE PHYSICAL AND ENVIRONMENTAL NATURE AND CONDITION OF THE PROPERTIES, INCLUDING, WITHOUT LIMITATION, THE WATER, SOIL, DRAINAGE AND GEOLOGY, AND THE STABILITY THEREOF AND OF THE PROPERTIES FOR ANY AND ALL ACTIVITIES AND USES WHICH BUYER MAY ELECT TO CONDUCT THEREON, AND THE EXISTENCE OF ANY ENVIRONMENTAL HAZARDS OR CONDITIONS THEREON (INCLUDING THE PRESENCE OF ASBESTOS) OR THE COMPLIANCE OF THE PROPERTIES WITH ANY AND ALL APPLICABLE ENVIRONMENTAL LAWS, RULES OR REGULATIONS; (B) THE NATURE AND EXTENT OF ANY RIGHT-OF-WAY, LEASE, POSSESSION, LIEN, ENCUMBRANCE, LICENSE, RESERVATION, CONDITION OR OTHER MATTER AFFECTING TITLE; (C) THE ECONOMIC VIABILITY OR MARKETABILITY OF THE ASSETS; (D) THE ACCURACY OR COMPLETENESS OF ANY REPORTS OR OTHER INFORMATION FURNISHED BY SELLER TO BUYER WITH RESPECT TO THE ASSETS, INCLUDING, WITHOUT LIMITATION, ANY ENGINEERING, ENVIRONMENTAL OR OTHER REPORTS, STUDIES OR INVESTIGATIONS; (E) ZONING MATTERS; (F) VALUATION; (G) HABITABILITY; (H) MERCHANTABILITY; OR (I) SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE.  FURTHER, BUYER HEREBY EXPRESSLY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE SPECIFICALLY STATED IN THIS AGREEMENT, THE PURCHASE OF THE ASSETS AS PROVIDED FOR HEREIN IS BEING MADE ON AN "AS IS" BASIS, "WITH ALL FAULTS," AND UPON CLOSING, BUYER SHALL ASSUME THE RISK THAT ADVERSE MATTERS, INCLUDING, WITHOUT LIMITATION, ADVERSE PHYSICAL AND ENVIRONMENTAL CONDITIONS, MAY EXIST WITH RESPECT TO THE PROPERTIES AND ASSETS AND WITH FULL KNOWLEDGE AND ACCEPTANCE BY BUYER OF ALL INFORMATION AND MATTERS DISCLOSED IN ANY AND ALL REPORTS, STUDIES, ASSESSMENTS, INVESTIGATION, PROPOSALS AND DOCUMENTS FURNISHED TO, OR OBTAINED BY, BUYER WITH RESPECT TO THE ASSETS.  FURTHER, BUYER ACKNOWLEDGES AND AGREES THAT THERE ARE NO ORAL AGREEMENTS, WARRANTIES OR REPRESENTATIONS, COLLATERAL TO OR AFFECTING THE TRANSACTION CONTEMPLATED HEREBY WHICH HAVE BEEN MADE BY SELLER OR ANY THIRD PARTY.  THIS DISCLAIMER SHALL SURVIVE THE TERMINATION OF THIS AGREEMENT OR CLOSING AND SHALL NOT MERGE THEREIN OR WITH ANY DOCUMENTS EXECUTED IN CONNECTION THEREWITH.

ARTICLE  4

Representations and Warranties of Seller

Seller hereby represents and warrants to Buyer as follows:

4.1.	Organization and Authority.

Seller is duly organized, validly existing and in good standing as a corporation under the laws of the state of Texas and has the requisite power and authority to own and lease the Properties and other Assets and to carry on its business as now being conducted, to enter into this Agreement and to perform its obligations hereunder.  Seller is duly qualified to do business and in good standing in each jurisdiction in which the ownership or lease of any of the Properties or other Assets makes such qualification necessary, except for such failures to so qualify or be in such good standing that, alone or in the aggregate, would not reasonably be expected to have a material adverse effect on the Assets (a "Material Adverse Effect").  The execution, delivery and performance of this Agreement by Seller have been duly authorized by all necessary action and no other proceedings on the part of Seller are necessary to authorize the execution, delivery and performance of this Agreement.  This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

4.2.	No Violations; Required Consents.

(a)         The execution, delivery and performance of this Agreement by Seller do not and will not constitute or result in (i) a breach or violation of the articles of incorporation or by-laws of Seller or (ii) assuming receipt of the consents and approvals referred to in Section 4.2(b) below, a breach or violation of, a default under, the acceleration of or the creation of any lien, security interest, mortgage, pledge, claim or other similar encumbrance (collectively "Liens") (with or without the giving of notice or the lapse of time) pursuant to, any provision of any Assumed Contract, or any law, rule, ordinance or regulation or any judgment, decree, order, award or governmental or non-governmental permit to which Seller is subject, except, in the case of clause (ii) above, for such breaches, violations and the like that, alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)         Except as set forth on Schedule 4.2 hereto, no notices, reports or other filings are required to be made by Seller with, and no consents, approvals or other authorizations are required to be obtained by Seller from, any governmental or regulatory authority or any individual, corporation, partnership, trust, limited liability company, association or other entity (as the case may be, a "person") in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the failure to obtain or make any or all of which would reasonably be expected to have a Material Adverse Effect.

4.3.	Warranty of Title.

Seller owns (a) good and valid title to the Fee Properties and valid leasehold interests in the Leased Properties, and (b) all right, title and interest in and to all of the Assets, free and clear of all Liens, except for (i) any Monetary Liens (all of which will be released at or prior to the Closing Date to the extent required pursuant to Section 3.2(d) hereof), (ii) Liens on the Properties of the types described in Section 3.2(c) hereof, (iii) for the Leased Properties, statutory Liens of landlords, (iv) easements, rights of way, zoning ordinances, and other Liens, imperfections of title and defects reflected on the Title Commitments or the Surveys; and (v) other Liens that, individually or in the aggregate, would not reasonably be expected to materially and adversely affect the title or use of the affected Property as a convenience store with retail fuel operations (collectively, "Permitted Liens").

4.4.	The Properties.

(a)          Exhibit A accurately lists all of the Property locations.

(b)         Except as set forth in the Title Commitments or on Schedule 4.4, none of the Owned Properties is subject to any right of first refusal, option to purchase or other Contract which could impair Seller's ability to sell or assign any of such Properties to Buyer or which would bind Buyer after the Closing.

(c)         With respect to each lease of a Leased Property, (i) such lease creates a valid leasehold interest in the premises purported to be leased thereunder, (ii) all rent and other required payments have been timely paid by Seller, (iii) Seller is in possession and quite enjoyment of such premises, and (iv) subject to any notice or required consent of the lessor listed on Schedule 4.2 hereto, Seller has the right to assign such lease to Buyer hereunder.

(d)         Except as set forth on Schedule 4.4 hereto, to the Knowledge of Seller (i) each Property complies in all material respects with all health, building, fire, safety and other applicable codes, ordinances and requirements, (ii) each Property is in compliance in all material respects with all applicable zoning requirements and the use of such Property is a permitted or legally established use under applicable zoning requirements, (iii) none of the Properties is subject to any condemnation or eminent domain proceeding and (iv) each Property is accessible through public or private easements or rights-of-way abutting or crossing the Property.

(e)        Except as set forth on Schedule 4.4 hereto, there are no outstanding mechanics' liens, or rights to claim a mechanics' lien in favor of any materialman, laborer, or any other person in connection with labor or materials furnished to or performed on any of the Properties that will not have been fully paid for on or prior to the Closing Date; and no work has been performed or is in progress nor have materials been supplied to any of the Properties or agreements entered into for work to be performed or materials to be supplied to any of the Properties prior to the date hereof, which will not have been fully paid for on or prior to the Closing Date.

(f)          To Seller's Knowledge, (i) the Environmental Records delivered or made available to Buyer pursuant to Article 3 hereof do not omit any material records, reports or information in Seller's possession or control relating to the condition of the UST Systems or the environmental condition of the Properties; and (ii) except as set forth in the Environmental Records or on Schedule 4.4(f), (A) there is no ongoing Remediation at any of the Properties, (B) there has been no Release in reportable amounts on any of the Properties during Seller's period of ownership that has not been remediated so as to attain regulatory closure, (C) Seller has not received any written notice from any governmental or regulatory authority or any other person alleging any material violation by Seller of any Environmental Laws with respect to any of the Stores that remain outstanding, (D) Seller has all material Permits required under Environmental Laws that are necessary for the operation of the Stores as currently operated, or for the ownership or use of the UST Systems and other Assets, and such Permits are in full force and effect.

(g)         Seller will have notified Subway of the termination of the franchise agreements or any other arrangements related to the Stores prior to or at Closing.

4.5.	Permits; Compliance with Law; Litigation.

(a)         Seller has all material licenses and permits from governmental or regulatory authorities required by applicable laws, rules and regulations (collectively, "Permits"), necessary for the operation of the Stores in the ordinary course of business.

(b)         Except as set forth on Schedule 4.5(b) hereto, Seller is in compliance in all material respects with the terms and conditions of all of the material Permits and all laws, rules and regulations applicable to the Stores, except for such noncompliance that, alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(c)         Except as set forth on Schedule 4.5(c), (i) there is no action, suit or proceeding pending or, to the Knowledge of Seller, threatened against Seller relating to the Stores, that, if determined adversely to Seller, would reasonably be expected to have a Material Adverse Effect, and (ii) Seller is not subject to or bound by any judgment, decree, injunction or other order relating to the Stores.

4.6.	Employment Matters.

(a)         Schedule 4.6 hereto lists all full-time and part-time (i) store-level employees on a Store-by-Store basis and (ii) non-store employees of Seller devoted to the business at the Stores and available for hire by Buyer (collectively, the "Employees").  Except as set forth on such Schedule, no Employee is absent on military, family, disability or other extended leave of absence.

(b)         Except as set forth on Schedule 4.6, Seller is not a party to or bound by any employment agreement, collective bargaining agreement or other employment related Contract with any of the Employees.  Schedule 4.6 also sets forth a summary description of all material bonus, incentive, welfare, life insurance, medical, or other employee benefit plans in which any of the Employees participate, as well as a summary of the severance policies applicable to the Employees.

(c)       Seller is not a party to or bound by any employment agreement, collective bargaining agreement or other employment related Contract with any of the Employees.  Seller is not delinquent in payments to any Employees for any wages, salaries or other compensation.  Seller has complied in all material respects with all withholding tax requirements and procedures relating to the Employees and have withheld all necessary amounts from the Employees and filed all necessary tax returns regarding employee income tax withholding and social security, unemployment taxes and other payroll taxes.

(d)         Except as set forth on Schedule 4.6, there are no claims, actions or proceedings pending or, to the Knowledge of Seller, threatened by any Employee alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

4.7.	No Brokers or Finders.

Except for Matrix Capital Markets Group, Inc. (who shall be compensated solely by Seller), no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its affiliates.

4.8.	Tax Matters.

All federal, state, county, city and other tax returns required to be filed by or on behalf of Seller with respect to the Properties, Assets or the Stores have been timely filed and all taxes which have been or may be due pursuant to said returns or pursuant to any assessment received have been paid or provision has been made for the payment thereof.  Seller has not received from the Internal Revenue Service or from the tax authorities of any state, county or city any notice of underpayment of taxes that has not been paid, and no audits, proceedings or other actions are currently pending before or, to the Knowledge of Seller, threatened by, any governmental entity with respect to any taxes or returns specifically relating to the Properties, Assets or the Stores.

4.9.	Financial Information.

The financial information set forth on Schedule 4.9 is based upon the information contained in and was prepared in accordance with Seller's books and records, and fairly presents the financial condition, operations and sales history and costs and expenses of the operation of the Stores as of the dates and for the periods referred to therein.

4.10.	Actions Outside of the Ordinary Course.

Since January 31, 2021, (a) Seller has operated the Stores in the ordinary course of business and (b) there has not been any change, event, circumstance, development, condition, occurrence or effect that has had or would reasonably be expected to have, either by itself or in the aggregate with respect to all such matters, a Material Adverse Effect.  There has not occurred any event, condition, action, or occurrence that would have been prohibited by the provisions of Section 6.1 if the terms of such section had been in effect as of January 31, 2021.

4.11.	Disclosure.

No representation or warranty made by Seller herein or in any certificate delivered by Seller pursuant hereto, and no information disclosed in the schedules and exhibits hereto supplied by Seller, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.  Seller has made available to Buyer the correct and complete copies of all documents listed or described in the schedules to this Agreement.

4.12.	No Other Representations or Warranties.

Except for the representations and warranties contained in this Article 4, neither Seller nor any other person on Seller's behalf makes any representation or warranty, express or implied, and Seller hereby disclaims any such representation or warranty, whether by Seller or any other person, with respect to this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to Buyer or any of its employees, agents or other representatives or any other person of any documentation or other information by Seller or any other person on Seller's behalf with respect to any of the foregoing.  Without limitation of the foregoing, Seller shall have no liability to Buyer based on any information, documents, projections, forecasts of other material made available to Buyer in any descriptive or offering memoranda, offering materials or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE  5

Representations and Warranties of Buyer

Buyer hereby represents and warrants to Seller as follows:

5.1.	Organization and Authority.

Buyer is duly organized, validly existing and in good standing as a corporation under the laws of the State of Iowa and has the requisite power and authority to enter into this Agreement and perform its obligations hereunder.  The execution, delivery and performance of this Agreement by Buyer have been duly authorized by all necessary action on the party of Buyer and no other proceedings on the part of Buyer are necessary to authorize the execution, delivery and performance of this Agreement.  This Agreement has been duly executed and delivered by Buyer and constitutes a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

5.2.	No Violations; Required Consents.

The execution, delivery and performance of this Agreement by Buyer do not and will not constitute or result in (a) a breach or violation of the certificate or articles of incorporation or organization, by-laws, operating agreement or other constituent charter documents of Buyer or (b) a breach or violation of, a default under, the acceleration of or the creation of any Lien (with or without the giving of notice or the lapse of time) pursuant to, any provision of any Contract to which Buyer is a party or by which it is bound, or any law, rule, ordinance or regulation or any judgment, decree, order, award or governmental or non-governmental permit to which it is subject.  No notices, reports or other filings are required to be made by Buyer with, and no consents, approvals or other authorizations are required to be obtained by Buyer from, any governmental or regulatory authority or other person in connection with the execution, delivery and performance of this Agreement, other than customary liquor licenses and other Permits and approvals necessary to operate the Stores in the ordinary course of business after the Closing.

5.3.	Financing.

Buyer has liquid funds available in an amount sufficient to pay the Purchase Price at the Closing in accordance with the terms and conditions of this Agreement.

5.4.	No Brokers or Finders.

No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any of its affiliates.

5.5.	Independent Investigation.

Buyer has conducted its own independent investigation of the Stores and the Assets and acknowledges that it has been provided sufficient access to the assets, properties, contracts, books and records and personnel of the Stores for the purpose of making such investigation.  Buyer acknowledges that, in making its decision to enter into this Agreement, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article 4 hereof and that neither Seller nor any other person has made any other representations or warranties.

ARTICLE  6

Covenants

6.1.	Conduct of Business Pending Closing.

Prior to the Closing Date, unless Buyer otherwise consents in writing or as required by applicable law, Seller shall operate the Stores only in the ordinary and usual course of business diligently and in good faith, consistent with past practice.  Without limitation, Seller shall (a) use its commercially reasonable efforts to preserve its business organization and workforce intact and to preserve its relationships with its suppliers, customers and others having dealings with Seller such that the business of the Stores will not be impaired; (b) maintain the Properties and Equipment in working condition and repair and covered by existing policies of insurance; (c) collect its accounts receivable and pay its accounts payable in the ordinary and usual course consistent with past practice; and (d) not take any of the following actions with respect to the Stores or the Assets:

(i)          sell, lease or otherwise dispose of any of the Properties or Material Items of Equipment, or cause or permit any Lien (except Permitted Liens) to exist on any of the Properties or other Assets;

(ii)          make any capital improvements (except for maintenance and repair in the ordinary course of business) or enter into any Contract to do so that will not be completed prior to the Closing;

(iii)        terminate or permit the lapse of any Permit necessary for the operation of the business at any Store; or

(iv)        increase in any manner the compensation or benefits of, or grant any severance or termination pay or other benefits to, or enter into any employment or severance agreement with, any employee working at the Stores.

Seller shall keep Buyer reasonably informed with respect to operational matters of a material nature relating to the Stores and will give prompt notice to Buyer of (x) the discovery by Seller of any breach of its representations, warranties or covenants contained herein or (y) any communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

6.2.	Appropriate Action; Consents; Filings.

(a)         Each of Seller and Buyer agrees to cooperate and respectively use all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to cause the conditions to the Closing to be satisfied by such party and to consummate and make effective the transactions contemplated by this Agreement, and (ii) make all necessary filings and obtain from any governmental or regulatory authorities or third parties any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by such party in order to consummate and thereafter make effective the transactions contemplated hereby as promptly as practicable.  Without limitation of the foregoing, Buyer shall submit applications for all licenses and permits necessary for Buyer to own and operate the Stores as promptly as practicable after the date of this Agreement and, where permitted by applicable law and regulations, will use its commercially reasonable efforts to apply for temporary licenses or permits to the extent necessary to avoid any delay in Closing.

(b)        To the extent that any liquor licenses or other Permits at the Stores have not been effectively transferred to Buyer (or otherwise re-issued in Buyer's name) at the Closing Date, then to the extent permitted by applicable laws and regulations, Seller agrees to allow Buyer to operate the applicable Store under Seller's Permits for a period of up to 180 days after the Closing, and in furtherance thereof if requested by Buyer prior to the Closing, the parties shall enter into a written management agreement to the foregoing effect and otherwise in customary form.

6.4.	Further Assurances.

At any time and from time to time after the Closing, Seller shall, at the reasonable request of Buyer and without further consideration, execute and deliver any further deeds, bills of sale, endorsements, assignments and other instruments of conveyance and transfer, and take such other actions as Buyer may reasonably request in order (a) to more effectively transfer, convey, assign and deliver to Buyer, and to place Buyer in actual possession and operating control of, and to vest, perfect or confirm, of record or otherwise, in Buyer all right, title and interest in, to and under the Assets, (b) to assist in the collection or reduction to possession of any and all of the Assets or to enable Buyer to exercise and enjoy all rights and benefits with respect thereto, or (c) to otherwise carry out the intents and purposes of this Agreement.

6.5.	Employment Matters.

(a)         Buyer shall interview in good faith all Employees listed on Schedule 6.5(a) for consideration for employment with Buyer after the Closing Date, or notify the Seller that they have chosen to hire the employee without the need for an interview, but Buyer shall not be obligated to offer employment to such Employees.  Each Employee offered employment with the Buyer must consent to and satisfactorily pass a background check and the other screening policies applied by Buyer to its own new employees in similar positions.  Buyer and Seller shall mutually determine an appropriate time to conduct interviews or any other communication with Seller's employees to be determined, and such timing shall take into consideration both the sensitive nature of ownership change and sound operational timing requirements to facilitate a smooth transition.  Employees of Seller who are hired by Buyer are herein called "Hired Employees".  Prior to making any communications to Employees pertaining to any terms or conditions of employment that may be affected by the transactions contemplated by this Agreement, Seller shall provide Buyer with a copy of the intended communication.

(b)         Buyer shall provide, or cause its affiliates to provide, to each Hired Employee, base compensation, bonus opportunities (if any), severance benefits and other employee benefits that are no less favorable than those provided to employees of Buyer and its affiliates who are such Hired Employee's similarly situated counterparts.  After the Closing Date, all Hired Employees will cease participation in any employee benefit plans provided by Seller and will begin participation in the employee benefit plans of Buyer, as determined by Buyer.  Buyer will take such action as may be reasonably necessary to (i) give each Hired Employee credit for his or her years of service with Seller prior to the Closing for purposes of determining eligibility to participate in benefits, including, but not limited to, paid-time off and vacation, and vesting under the employee benefit plans of Buyer in which such Hired Employee becomes eligible to participate after the Closing, and (ii) cause each Hired Employee to be eligible to participate in all employee benefit plans maintained by Buyer and generally available to employees of Buyer on the same terms and conditions as employees of Buyer as of the Closing Date, without limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Hired Employees and their respective covered dependents under Buyer's medical and health plans (except to the extent that such conditions, exclusions or waiting periods would apply under Seller's benefit plans in which such Hired Employees were participating immediately prior to the Closing).  Notwithstanding the previous sentence, Hired Employees who are not currently participating in Seller’s medical benefits plan will be subject to Buyer’s sixty (60) day waiting period before being eligible to participate in Buyer’s medical benefits plan.

(c)         The effective time of employment by Buyer for the Hired Employees shall be the Transfer Date for the applicable Store (such effective time being the "Hiring Date").  Seller shall pay all wages, salaries and other sums due to its employees including, without limitation, accrued vacation and payroll taxes and other withholdings thereon, up to the Hiring Date.  Upon or prior to the Hiring Date, Seller shall pay to each Hired Employee any earned but unused vacation time to which such employee is entitled pursuant to the vacation policy applicable to such employee immediately prior to the Closing Date.  In addition, Seller shall be solely responsible to pay for any liability which may exist or arise as a result of wage claims, benefit claims or other employment related claims for any employees of any sort with respect to all periods prior to the applicable Hiring Date.

(d)         Buyer and Seller agree that Buyer is not assuming any liability under any benefit plans maintained by any Seller for the benefit of its employees and that Buyer shall not be deemed a successor company to any Seller in connection with any employee benefit plan or other employment related arrangement to which the Employees are or were entitled.  Nothing herein shall confer upon any of the Hired Employees or other employees of Seller any rights or remedies to directly enforce the provisions of this Section 5, including any right to employment, or continued employment for any specified period, of any nature whatsoever under or by reason of the Agreement.  Buyer shall have the right, at any time and in its sole discretion, to amend or terminate any benefit plan that Buyer may make available to any Hired Employee, without the consent of any person covered thereunder.

(e)          Seller shall provide, and be solely responsible for, any COBRA benefits to or expenses with respect any Employee who does not become a Hired Employee.  Seller will be responsible for providing all notices and continuation coverage required under COBRA to all such employees (including any dependents or beneficiaries) who are or become "M&A Qualified Beneficiaries" (as such term is defined in Treasury Regulations §54.4980B-9) as a result of the consummation of this Agreement.  Specifically, Seller agrees that all obligations to provide such continuation coverage to M&A Qualified Beneficiaries are being allocated to and will remain with Seller.  Buyer shall provide to Seller, a final roster of employees who have accepted employment with Buyer and those who have declined employment with Buyer.

(f)         With respect to the Hired Employees, Buyer shall have full responsibility under the WARN Act caused by any act or omission of Buyer after the Closing Date.  With respect to the Employees of Seller, including the Hired Employees, Seller shall have full responsibility under the WARN Act caused by any act or omission of Seller prior to or on the Closing Date.  With respect to the Employees of Seller, excluding the Hired Employees, Seller shall have full responsibility under the WARN Act caused by any act or omission after the Closing Date.  Seller shall be responsible for all other WARN Act liabilities relating to the periods prior to, on and after the Closing Date, including any such liabilities that result from employees' separation of employment from Seller and/or employees not becoming Hired Employees pursuant to this Section 6.5.

(g)         No provision of this Section 6.5 shall (i) create any third party beneficiary or other rights in any employee or former employee of Seller or its affiliates in respect of continued employment (or resumed employment) with Buyer or its affiliates or create any such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan that may exist or be established by Buyer or any of its affiliates, (ii) be construed as an amendment to any employee benefit plan, or (iii) constitute a limitation on rights to amend, modify or terminate after the Closing Date any employee benefit plan of Buyer, Seller or any of their respective affiliates.

6.6.	Transitional License of Brands and Associated Trademarks, Etc.

The parties agree that Buyer is not acquiring the name "Circle K" or any other brand names of Seller or its affiliates, or any associated trademarks, trademark rights, service marks, service mark rights, tradenames, tradename rights, logos and associated intellectual property rights.  However, Seller hereby grants to Buyer a fully paid, royalty free license to use the "Circle K" brand (but not any other brands) in connection with Buyer's operation of the Stores for a transition period of one hundred twenty (120) days after the Closing Date to permit Buyer time to remove and dispose of all signage and other items bearing the Circle K brand, at Buyer’s sole cost and expense.

6.7	Like-Kind Exchange.

Buyer agrees to (a) reasonably cooperate Seller to permit Seller to acquire replacement real property in exchange for the Properties in a tax-deferred exchange meeting the requirements of Section 1031 of the Code (an "Exchange"), and (b) accept performance by other parties to any such Exchange; provided, however, that (i) Seller shall bear any and all costs incurred by the assignee on account of any such Exchange, (ii) Buyer shall not suffer any risk or liability on account of any such Exchange, (iii) Seller shall indemnify and hold Buyer harmless from any costs, risks or liabilities including, without limitation, taxes and closing costs, and any other Losses (as hereinafter defined) that Buyer may incur as a result of such Exchange, (iv) any such Exchange shall not delay or hinder the effective consummation of the transactions contemplated by this Agreement, (v) title to the Assets shall be delivered by Seller directly to Buyer, a subsidiary or affiliate thereof, or to its exchange accommodation titleholder and (vi) Buyer shall have no obligation to acquire property other than the Assets.  Notwithstanding any transfer or conveyance by a third party pursuant to an Exchange, all representations and warranties made herein with respect to any exchange parcel shall be deemed made and given by Seller and any exchange documents shall not relieve Seller of any of its obligations or liabilities under this Agreement.

6.8.	Public Announcements.

Neither party hereto shall issue any public announcement, report, statement or press release or otherwise make any public statement regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party, except as otherwise required by law or the rules of any applicable securities exchange.

6.9.	Leases.

(a)         Without limiting the generality of Section 6.2, prior to the Closing, Seller shall use its commercially reasonable efforts to obtain (i) all consents required to assign the Store Leases at Closing in substantially the form attached hereto as Schedule 6.9(a) (the "Lease Consents"), and (ii) estoppel certificates from each landlord under (A) a Store Lease or (B) Leases to Third Parties in substantially the form included in Schedule 6.9(a) (the "Estoppel Certificates") and together with the Lease Consents, Estoppel Certificates and Seller Estoppels (if any), the "Lease Deliverables").

(b)          As set forth in Section 4.2, Seller shall not be obligated to make any payments to any person or make any other economic concession in order to obtain any of the Lease Deliverables.  Notwithstanding anything to the contrary set forth herein, if Seller is unable to obtain any Estoppel Certificate for any reason prior to the Closing, then Seller shall deliver to Buyer an estoppel certificate with respect to the applicable Store Lease, in substantially the form attached hereto as Schedule 6.9(b) (each, a "Seller Estoppel").

(c)          Prior to the Closing, to the extent requested by Buyer, Seller shall facilitate the direct negotiation of the Subordination and Non-Disturbance Agreements between Buyer and third-party landlords (or master landlords) and their lenders.

(d)        Prior to the Closing, if Seller is not able to obtain twenty (20) more years of lease term at Store No #46 in Marietta, Oklahoma, Buyer and Seller agree that such property shall be removed from the Assets and the Purchase Price shall be reduced by $2,900,000.00.  Notwithstanding the forgoing, at any time prior to Closing, Seller shall have the right to remove Store No #46 in Marietta, Oklahoma from the Assets and the Purchase Price shall be reduced by $2,900,000.00.

6.10.	Exclusivity.

Between the date hereof and the Closing, neither Seller nor any of its affiliates or representatives shall, directly or indirectly, solicit, make, respond to (other than to decline), initiate, furnish any information to, allow access to its properties to, consider, encourage, discuss or enter into any Contract with any third-party or negotiate the terms of any offer or proposal (each, a "Proposal") from or to any person (other than from or to Buyer or its affiliates) relating to any acquisition of direct or indirect control of the Stores, any purchase of any amount of the Assets (other than the sale of Inventory in the ordinary course of business), or any change-of-control or business combination or similar transaction involving the Stores, Seller or the Assets, including any merger, consolidation, acquisition, purchase, re-capitalization or other transaction that would have a similar result as the transactions contemplated by this Agreement.  Seller shall (and shall cause its affiliates and representatives to) immediately cease and cause to be terminated any activities, discussions or negotiations conducted before or on the Closing Date with any person other than Buyer or its affiliates with respect to any Proposal or potential Proposal.  Seller shall immediately communicate to Buyer the material terms of any Proposal (and the identity of the person making such Proposal) which any of them or its affiliates or representatives may receive and, if such Proposal is in writing, Seller shall promptly deliver a copy of such Proposal to Buyer.

ARTICLE  7

Indemnification

7.1.	Generally.

After the Closing, Seller shall indemnify and hold Buyer and its affiliates, and their respective directors, officers, managers, members, employees, stockholders, agents and representatives (collectively, the "Buyer Indemnified Parties"), harmless from and against any liability, loss, damage, claim, cost or expense (including, without limitation, expenses of investigation and defense and reasonable fees and disbursements of counsel), Liens (except Permitted Liens) or other obligations of any nature whatsoever (collectively, "Losses"), incurred by any of them and arising out of or based upon:

(a)          any breach by Seller of any of its representations and warranties set forth in this Agreement;

(b)          any breach by Seller of any of its covenants or agreements set forth in this Agreement; or

(c)          any obligations, debts, taxes, operating expenses, rent, utilities and other liabilities of Seller of any kind, character or description, whether accrued, absolute, contingent or otherwise, that are not expressly Assumed Liabilities.

7.2.	Certain Limitations.

(a)          The indemnification obligations of Seller under Section 6.1(a) shall not apply to the first $290,000.00 of Losses referred to therein, except to the extent that such Losses may be incurred by virtue of or result from actual fraud or from any breach by Seller of its representations and warranties set forth in Sections 4.1, 4.2, 4.3, or 4.7 hereof (collectively, the "Fundamental Representations").

(b)         The aggregate indemnification obligations of Seller under this Article 7 shall not exceed $3,900,000.00, provided however, that the foregoing limitation shall not apply to any Losses that may be incurred by virtue of or result from actual fraud or any breach by Seller of the Fundamental Representations.

(c)         The indemnification obligations of Seller under this Article 7 shall terminate on the date that is 12 months after the Closing Date; provided, however, that with respect to any claim for indemnification that is asserted or made on or prior to such date, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim; and further provided, that the indemnification obligations of Seller with respect to Losses that may be incurred by virtue of or result from actual fraud or any breach by Seller of the Fundamental Representations shall not terminate on such date, but shall continue in full force and effect thereafter until the expiration of the applicable statute of limitations.

(d)         The amount of any Loss subject to indemnification by Seller hereunder shall be reduced by the amount of any insurance proceeds or any indemnity, contribution or other payment actually recovered by Buyer from any person other than Seller, in each case net of actual costs of recovery, including the amount of any deductible or self-insured retention required to be paid by Buyer.  In the event that any insurance proceeds or other indemnity, contribution or other payment is recovered by Buyer with respect to any Losses for which Buyer has previously been indemnified pursuant to this Article 7, Buyer will promptly refund the amount of such recovery to Seller (net of actual costs of recovery, including the amount of any deductible or self-insured retention required to be paid by Buyer as provided for above); provided, however, that any failure by Buyer to recover any such insurance proceeds shall not impact its right to indemnification under this Agreement.

(e)        To the extent that Seller indemnifies Buyer for any Losses hereunder, Buyer shall, as a condition to indemnification, assign to Seller to the fullest extent allowable its rights and causes of action against other persons with respect to the matter giving rise to indemnification, or in the event assignment is not permissible, allow Seller to pursue such claim, at Seller's expense, in the name of Buyer.  Seller shall be entitled to retain for its own account all recoveries made as a result of any such action.  Buyer shall provide reasonable assistance to Seller in prosecuting any such claim, including making books and records relating to such claim available to Seller and making its employees available for interview, testimony and similar assistance.

(f)        An Indemnified Party (as defined below) may seek indemnification hereunder only for actual out-of-pocket Losses actually incurred by such Indemnified Party, and in no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall Losses be deemed to include, imputed, consequential, incidental or indirect damages, lost profits or punitive, special or exemplary damages and, in particular, no "multiple of profits" or "multiple of cash flow", "multiple of EBITDA" or similar valuation methodology shall be used in calculating the amount of any Losses.

7.3.	Indemnification by Buyer.

(a)         After the Closing, Buyer shall indemnify and hold harmless Seller and its directors, officers, managers, members, employees, stockholders, agents and representatives (collectively, the "Seller Indemnified Parties"), from and against any Losses incurred by any of them and arising out of or based upon (i) any breach by Buyer of its representations and warranties set forth in this Agreement; (ii) any breach by Buyer of its covenants and agreements set forth in this Agreement; or (iii) any Assumed Liabilities including, without limitation, all Environmental Liabilities.

(b)       The indemnification obligations of Buyer under this Section 7.3 shall terminate on the expiration of the applicable statute of limitations of the underlying claim for which indemnification is sought; provided, however, that with respect to any claim for indemnification that is asserted or made on or prior to such date, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim.

(c)         Any indemnification payments made pursuant to this Section 7.3 shall be treated for all relevant Tax purposes as an adjustment to the Purchase Price.

7.4.	Defense or Prosecution of Claims.

As promptly as practicable after its discovery of grounds for a claim for indemnification hereunder, the applicable Buyer Indemnified Party or Seller Indemnified Party seeking indemnification (as applicable, the "Indemnified Party") shall deliver a written claim for indemnification to the indemnifying party or parties (as the case may be, the "Indemnifying Party"), specifying in reasonable detail the basis therefor and, if known, the amount, or an estimate of the amount, of the indemnifiable Losses arising therefrom.  Thereafter, the Indemnified Party shall provide to Indemnifying Party all information and documentation reasonably available to it to support and verify such claim.  If the facts giving rise to a claim for indemnification hereunder arise out of a claim or demand made by any person other than the Indemnified Party or its affiliates (including, without limitation, any governmental or regulatory authority, a "Third Party"), or if in response to any such claim or demand there is any claim or demand made against a Third Party (any such claim or demand by or against a Third Party being a "Third Party Claim"), then the Indemnifying Party may, at its option, assume the defense or the prosecution thereof, with counsel satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, so long as (i) the Indemnifying Party gives written notice to the Indemnified Party within 15 days after the Indemnified Party has provided the Indemnifying Party with notice of such Third Party claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any and all Losses subject to indemnification hereunder which the Indemnified Party incurs, arising out of the Third Party Claim, (ii) such claim involves only money damages and does not seek an order, injunction or other equitable relief against any Indemnified Party, (iii) the Indemnified Party shall have reasonably concluded that there is not a conflict of interest between the Indemnifying Party, on the one hand, and the Indemnified Party, on the other hand, in the defense or prosecution of such claim, and (iv) the Indemnifying Party conducts defense of the Third Party Claim actively and diligently.  After any assumption of the defense or prosecution of any claim by the Indemnifying Party, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses thereafter incurred by the Indemnified Party in connection with the defense or prosecution thereof.  In any such event, whether or not the Indemnifying Party does so assume the defense or prosecution thereof, the Indemnifying Party and the Indemnified Party shall cooperate in the defense or prosecution thereof and shall furnish such records and information and attend such proceedings as may be reasonably requested in connection herewith.  The Indemnifying Party shall have no indemnification obligations with respect to any claim that is settled by the Indemnified Party without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld or delayed), other than any claim or demand as to which the Indemnifying Party shall not have assumed the defense or prosecution thereof.  Similarly, the Indemnifying Party shall not settle any indemnifiable claim or demand without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed), unless the settlement will be fully satisfied by payment of money by the Indemnifying Party, results in the full and general release of the Indemnified Parties from all liabilities relating to the claim, and involves no finding or admission of any violation of law or the rights of any person on the part of any Indemnified Party.

7.5.	Exclusive Remedy.

The rights of indemnification set forth in this Article 7 shall be the sole and exclusive remedy available to any Indemnified Party for any Losses incurred by it after the Closing Date as a result of any breach of the representations, warranties covenants and agreements set forth in this Agreement or otherwise in connection with the transactions contemplated hereby; provided, however, that (a) the foregoing limitation shall not apply to any Losses that may be incurred by virtue of or result from actual fraud and (b) this Section 7.5 shall not preclude or limit any party from exercising all available equitable remedies in the event of any breach by another party of any of its covenants to be performed after the Closing Date.

ARTICLE  8

Conditions

8.1.	Conditions to Obligations of Buyer.

The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law, in a written instrument executed and delivered by Buyer:

(a)          Compliance.  Each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date; Seller shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date; and Buyer shall have received a certificate or certificates signed by a senior executive officer of Seller to the foregoing effect.

(b)          Required Consents and Approvals.  Seller shall have obtained the necessary consents to consummation of the transactions contemplated hereby of the persons listed on Schedule 4.2 hereto (subject to Section 6.2(b) hereof).

(c)          Licenses and Permits.  Buyer shall have obtained all Permits and approvals necessary for Buyer to carry on the business at the Stores as it is now being conducted by Seller, including the Permits and approvals needed for alcohol sales, lottery sales, tobacco sales, retail food sales and fuel sales (or the parties shall have entered into a management agreement with respect to such Permits and approvals pursuant to Section 6.2(b), if applicable).

(d)          No Order.  No litigation or other legal proceeding shall have been instituted, and no governmental or regulatory authority, including any federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, judgment, decree, injunction or other order (whether temporary, preliminary or permanent), which, in either case, is in effect and which has the effect of making the transactions contemplated by this Agreement illegal, or otherwise restrains consummation of the transactions contemplated hereby (collectively, an "Order").

(e)        Closing Deliveries.  Buyer shall have received duly executed copies of each of the documents to be delivered by Seller at the Closing pursuant to Section 2.4(a) hereof.  In addition, Buyer shall have received the Title Policies issued pursuant to the Title Commitments, in form and substance reasonably satisfactory to Buyer.

(f)         Approval of Realty Income, LLC.  Within thirty (30) days of signing of this Agreement, Seller agrees to coordinate a meeting between Buyer’s designated representative and Realty Income, LLC to allow Buyer to discuss and obtain reasonable assurance from Realty Income, LLC for the Buyer’s proposed plans to remodeling and/or raze and rebuild certain of Seller’s stores leased by Realty Income, LLC.

8.2.	Conditions to Obligations of Seller.

The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law, in a written instrument executed and delivered by Seller:

(a)          Compliance.  Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date; Buyer shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date; and Seller shall have received a certificate signed by a senior executive officer of Buyer to the foregoing effect.

(b)       Required Consents and Approvals.  All consents, approvals and authorizations required to be obtained by Buyer from any governmental or regulatory authorities or third parties in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, or in order to permit Buyer to own or operate the Stores after the Closing, shall have been made or obtained.

(c)          No Order.  There shall be no Order.

(d)         Closing Deliveries.  Seller shall have received duly executed copies of each of the documents to be delivered by Buyer at the Closing pursuant to Section 2.4(b) hereof.

ARTICLE  9

Termination

9.1.	Termination.

This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)          by mutual written consent of Seller and Buyer;

(b)         by Seller, on the one hand, or Buyer on the other hand, if the Closing shall not have occurred on or before one hundred twenty (120) days after the date hereof (the “Outside Date”), for any reason other than a breach of this Agreement by the terminating party;

(c)         by Buyer, if there shall have been any material breach by Seller of any of its representations, warranties, covenants and agreements set forth herein, which breach (i) has, in the reasonable judgment of Buyer, rendered impossible the satisfaction of any of the conditions set forth in Section 8.1 hereof and (ii) has not been remedied within 15 days after Buyer delivers written notice of such breach to Seller (any such written notice to refer specifically to this Section 9.1(c) and to describe such breach in reasonable detail); or

(d)         by Seller, if there shall have been any material breach by Buyer of any of its representations, warranties, covenants and agreements set forth herein, which breach (i) has, in the reasonable judgment of Seller, rendered impossible the satisfaction of any of the conditions set forth in Section 8.2 hereof and (ii) has not been remedied within 15 days after Seller delivers written notice of such breach to Buyer (any such written notice to refer specifically to this Section 9.1(d) and to describe such breach in reasonable detail)

9.2.	Procedure and Effect of Termination.

(a)         In the event of termination of this Agreement pursuant to this Article 9, the terminating party shall forthwith give written notice thereof to the other party or parties and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto.

(b)         If this Agreement is terminated by Seller pursuant to Section 9.1(d) or by Seller pursuant to Section 9.1(b) as a result of a material breach of this Agreement by Buyer, then Seller shall be entitled as its sole and exclusive remedy to immediately collect the Earnest Money as liquidated damages and not as a penalty.  If this Agreement is otherwise terminated pursuant to Section 9.1 by either Seller or Buyer, then Buyer shall be entitled to immediately collect the Earnest Money.  If this Agreement is terminated, neither party hereto shall have any liability or further obligation hereunder to the other party, except as provided in this Section 9.2 and in Section 10.2 and except that, if this Agreement is terminated by Buyer pursuant to Section 9.1(c) or by Buyer pursuant to Section 9.1(b) as a result of a material breach of this Agreement by Seller, nothing herein will relieve Seller from liability for any such breach of this Agreement which occurred prior to such termination.

ARTICLE  10

Miscellaneous and General

10.1.	Knowledge of Seller.

For the purposes of this Agreement, the terms "Know", "Known", "Knowledge" and all similar phrases mean, with reference to Seller, the actual knowledge of the individuals listed on Schedule 10.1 hereto, in each case based upon a reasonable inquiry of the employees of the Seller who have primary responsibility for the matter in question and a reasonable review of the books and records relating to the matter in question.

10.2.	Payment of Expenses.

Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise explicitly set forth herein, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

10.3.	Survival.

The representations and warranties of the parties set forth in Article 4 and Article 5 of this Agreement shall survive the Closing as set forth in Article 7 hereof.  The agreements of the parties contained in Articles 1, 2, 3, 6, 7 and this Article 10 shall survive the Closing until the expiration of the respective periods specified therein or, if none is specified, indefinitely.  The agreements of the parties contained in Sections 9.2 and this Article 10 shall survive any termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement shall not survive the Closing or termination of this Agreement.

10.4.	Entire Agreement; Assignment; Etc.

This Agreement (including the Exhibits and Schedules hereto) constitutes the entire agreement, and supersedes all other agreements, understandings, representations and warranties, both written and oral, between the parties with respect to the subject matter hereof, and shall not be assignable by operation of law or otherwise and (except as provided in Article 7 with respect to the Indemnified Parties) is not intended to create any obligations to, or rights in respect of, any persons other than the parties hereto; provided, however, that, at any time prior to the Closing Date, upon written notice to the other party hereto, either party may assign all or any part of its rights and obligations hereunder to any wholly owned subsidiary of such party and, in the event of any such assignment, the assigning party shall nevertheless remain fully responsible for all obligations of such party hereunder.

10.5.	Captions.

The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

10.6.	Severability.

If any term or other provision of this Agreement, or any portion thereof, is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement, or remaining portion thereof, shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any such term or other provision, or any portion thereof, is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are consummated to the fullest extent possible.

10.7.	Modification or Amendment.

The parties hereto may modify or amend this Agreement at any time, only by a written instrument duly executed and delivered by each party hereto.

10.8.	Notices.

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given on the date delivered, if delivered personally, on the next business day if delivered by overnight courier, on the fifth business day after being mailed by registered or certified mail (postage prepaid, return receipt requested), in each case, to the parties at the following addresses, or on the date sent and confirmed by electronic transmission to the email address specified below (or at such other address for a party as shall be specified by notice given in accordance with this Section):

(a)          If to Buyer, to:

Casey’s General Stores, Inc.
One SE Convenience Blvd., P.O. Box 3001
Ankeny, IA 50021
Attention:  Brian J. Johnson, SVP
email:  brian.johnson@caseys.com

with a copy to:

Casey’s General Stores, Inc.
One SE Convenience Blvd., P.O. Box 3001
Ankeny, IA 50021
Attention:  Douglas M. Beech, Legal Counsel
email:  doug.beech@caseys.com

(b)          If to Seller, to:

Circle K Stores Inc.
1100 Situs Court, Suite 100
Raleigh, North Carolina  27606
Attention:	Aaron Brooks, Vice President Property Management & Maintenance Mark Kestnbaum, Director, North America Property Management, West
email:	ABrooks@CircleK.com
email:	mkestnba@CircleK.com

with a copy to:

Circle K Stores Inc.
19500 Bulverde Road, Suite 100
San Antonio, Texas  78259
Attention:  James W. Hollis Jr., Head of Legal Affairs, Real Estate, USA
email:  james.hollis@circlek.com

No provision of this Agreement, including this Section, shall be deemed to constitute consent to the manner and address for service of process in connection with any legal proceeding (including such arising out of or in connection with this Agreement), which service shall be effected as required by applicable law.

10.9.	Failure or Delay Not Waiver; Remedies Cumulative.

No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.10.	Pre-Litigation Dispute Resolution Procedure.

In the event of any dispute between Seller and Buyer arising out of or relating to this Agreement or the transactions contemplated hereby (a "Dispute"), the parties will in the first instance attempt in good faith to resolve the Dispute  If the Dispute has not been resolved pursuant to the foregoing procedure within thirty (30) days after the commencement of such procedure (which period may be extended by mutual agreement), the Dispute may be resolved in a court of law in a suit, action or proceeding commenced by any of the parties.

10.11.	Governing Law.

This Agreement shall be governed by and construed in accordance with the law of the State of Oklahoma, without regard to the conflicts of laws principles thereof.  ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING FROM, IN CONNECTION WITH, BASED UPON OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE INSTITUTED IN A DISTRICT COURT WITHIN THE STATE OF OKLAHOMA AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.  SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY'S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT.  THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.  EACH OF THE PARTIES AGREES THAT A FINAL JUDGMENT IN ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN AN APPROPRIATE COURT PURSUANT TO THIS SECTION 10.11 SHALL BE CONCLUSIVE AND BINDING UPON THE PARTIES, AS THE CASE MAY BE, AND MAY BE ENFORCED IN ANY OTHER COURTS TO WHOSE JURISDICTION THE PARTIES, AS THE CASE MAY BE, ARE OR MAY BE SUBJECT, BY SUIT UPON SUCH JUDGMENT.

10.12.	Counterparts.

This Agreement may be executed in the original or by telecopy or electronic transmission of a .pdf file containing an executed signature page, in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

10.13.	Waiver of Jury Trial.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

10.14	Interpretation.

Whenever the term "day" is used in this Agreement, it shall refer to a calendar day unless otherwise specified.  In computing any period of time under this Agreement, the date of the act or event from which the designated period of time begins to run shall not be included.  The word "including" or any variation thereof means "including, without limitation" and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

10.15	Specific Performance.

Seller acknowledges and agrees that irreparable damage would occur to Buyer in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, Buyer shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which Buyer may be entitled at law or in equity.  Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which Buyer may have under this Agreement or otherwise.

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IN WITNESS WHEREOF, this Asset Purchase Agreement has been duly executed and delivered by the duly authorized officers of each of the parties hereto as of the date first written above.

CASEY’S MARKETING COMPANY

By	/s/ Julie Jackowski
Name: Julie Jackowski
Title: Secretary

CIRCLE K STORES INC.

By	/s/ Aaron Brooks
Name: Aaron Brooks
Title: Vice President, Property Management & Maintenance